CONVERTIBLE PROMISSORY NOTE

$_____   _____, 2020

FOR VALUE RECEIVED, Dope Coffee Company LLC, a Georgia corporation ("**Borrower**"), hereby unconditionally promises to pay to the order of _____ ("**Payee**"), in lawful money of the United States of America and in immediately available funds, the principal sum of $_____, together with accrued and unpaid interest thereon, payable on the dates and in the manner set forth below.

1.   Principal Repayment. Subject to the provisions of <u>Sections 5.1</u> and <u>5.2</u> below, the outstanding principal balance amount of this Convertible Promissory Note (this "Note") will be payable on July 7, 2022 (the "**Maturity Date**"). This note may be prepaid without penalty. If prepayment results from a change of control transaction the company will pay 110% of principal plus accrued interest.

2.   Interest Rate. Borrower further promises to pay interest on the sum of the unpaid principal balance of the Note outstanding on each day, accruing from the date of this Note until all such principal amount will have been repaid in full or otherwise converted in accordance with the provisions of <u>Section 5</u> below, which interest will be payable at the rate of 10% per annum. Interest will be payable on the Maturity Date and will be calculated on the basis of a 360-day year (consisting of twelve 30-day months) for the actual number of days elapsed.

3.   Place of Payment. All amounts payable hereunder will be payable to Payee at the address it specifies to Borrower in writing.

4.   Application of Payments. All payments on this Note will be applied first to accrued interest and thereafter to the outstanding principal balance hereof.

5.   Conversion.

5.1   Optional Conversion. If, prior to the repayment hereof, Borrower issues preferred equity securities (the "**Preferred Units**") constituting at least 10% of the outstanding equity of Borrower, Payee, at his sole option, may choose to convert all, but not less than all, of the then-outstanding principal balance and accrued but unpaid interest owed hereunder into the Preferred Units at a conversion price equal to 90% of the price per unit paid by the investor purchasing the Preferred Units in the latest round of financing.

5.2   Mechanics of Conversion. Immediately upon the effectiveness of the conversion, the rights of Payee under this Note will cease, this Note will become ineffective, and the rights of Payee will thereafter be determined exclusively by reference to the terms of the Preferred Units. Within five (5) business days following Payee's election to convert this Note into the Preferred Units, Payee shall return this Note to Borrower. Upon its receipt of this Note, Borrower shall deliver to Payee a joinder signature page to the Borrower's operating agreement, if necessary to make Payee a member of Borrower, and an updated unit registry of Borrower, in each case reflecting the issuance of the Preferred Units to Payee.

5.3   Fractional Units. No fractional unit will be issued upon the conversion of this Note. All units issuable upon conversion of the outstanding amount of this Note will be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional unit. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a unit, Borrower shall, in lieu of issuing any fractional unit, pay Payee, who is otherwise entitled to such fraction, a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Managers of Borrower).

6.   Default.

6.1   Definition of Default. For purposes of this Note, the term "default" will include any of the following:

(a)   The failure by Borrower to pay any amounts due hereunder when due;

(b)   A material breach by Borrower of any other term or provision of this Note; or

(c)   The filing of a petition in bankruptcy or under any similar insolvency law by Borrower, the making of any assignment for the benefit of creditors, or if any voluntary petition in bankruptcy or under any similar insolvency law is filed against Borrower and such petition is not dismissed within 60 days after the filing thereof.

6.2   Effect of Default. Except for a default pursuant to Section 6.1(c) (with respect to each of which there is no cure period), upon each such default, Borrower shall have 30 days to cure such default after receipt of written notice of default from Payee specifying the nature of Borrower's default. If the default is pursuant to Section 6.1(c) or if Borrower is unable to cure its default within such 30-day period, Payee may, at its option, accelerate repayment of the principal in which case the principal and all interest accrued thereon will be due and payable immediately.

7.   Borrower's Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest, notice of nonpayment and notice of acceleration or intent of acceleration of this Note. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the fullest extent permitted by law, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

8.   Governing Law. This Note will be governed by, and construed and enforced in accordance with, the laws of the State of Georgia, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

9.   Successors and Assigns. The provisions of this Note will inure to the benefit of and be binding on any successor to Borrower and will extend to any assigned holder hereof. This Note will not be assigned by Borrower or Payee without the prior written consent of the other party.

10. **Amendment and Waiver**. Any term of this Note may be amended with the written consent of Borrower and Payee. The obligations of Borrower and the rights of Payee under this Note may be waived with the written consent of Payee.

11. **Representations and Warranties of Borrower.** Borrower hereby represents and warrants to Payee as follows:

11.1 **Authority; Binding Agreement.** All action on the part of Borrower, its managers, and its officers necessary for the authorization, execution, delivery, and performance of this Note by Borrower and the performance of Borrower's obligations hereunder, has been taken. This Note, when executed and delivered by Borrower, shall constitute valid and binding obligations of Borrower enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

11.2 **Governmental Consents.** Assuming the accuracy of the representations and warranties of Payee contained in <u>Section 12</u> hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of Borrower in connection with the offer, sale, issuance, or valid execution of the Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Note with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

12. **Representations, Warranties, and Covenants of Payee.** Payee hereby represents, warrants, and covenants to Borrower as follows:

12.1 **No Resale for One Year.** Payee understands that the Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Note.

12.2 **No Resale Without Registration or Exemption.** Payee has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

12.3 **Payee Can Protect Its Interests.** Payee understands that the purchase of this Note involves a high degree of risk, and that Borrower's future prospects are uncertain. Payee understands the risks involved in purchase of this Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for this Note. Payee has fully reviewed Borrower's information on the Crowdfund Mainstreet platform, including the Borrower's Form C, and all amendments thereto, if any. Payee can properly evaluate the merits and risks of purchase of this Note and can protect its own interests in this regard, whether by reason of its own business and financial expertise or the business and financial expertise of certain professional advisors unaffiliated with Borrower with whom Payee has consulted.

12.4 Payee Advised to Seek Representation. Payee understands that nothing in this Note or any other materials presented to Payee in connection with the purchase and sale of this Note constitutes legal, tax, or investment advice. Borrower has advised Payee to consult with such legal, tax, and investment advisors as Payee, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

12.5 Information. Payee acknowledges that it has received all the information it has requested from Borrower that it considers necessary or appropriate for deciding whether to purchase this Note. Payee represents that it has had an opportunity to ask questions and receive answers from Borrower regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to Payee.

12.6 Indemnity. Payee agrees to indemnify and hold harmless Borrower and its officers and managers for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Payee.

12.7 Authority; Binding Agreement. Payee represents and warrants to, and covenants with, Borrower that (i) Payee has full right, power, authority, and capacity to enter into this Note and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Note, and (ii) this Note constitutes a valid and binding obligation of Payee enforceable against Payee in accordance with its terms, except as enforceability may be limited by applicable law.

12.8 Complete Information. All information provided by Payee to Borrower herein, and all information provided by Payee to Borrower in connection with the purchase and sale of the Note—including information provided by Payee on the Crowdfund Mainstreet platform—is true, correct, and complete as of the date hereof.

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IN WITNESS WHEREOF, Borrower has executed this Note as of the date first written above.

BORROWER:

DOPE COFFEE COMPANY LLC

By: _____

Name: Michael Loyd

Title: CEO and Manager

Date:

PAYEE:

By: _____

Name:

Date: